                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                            Transport Holdings, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   893855106
                                   ---------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 893855106                13G                   PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON: Advisory Research, Inc.
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: #36-2831881



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

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                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          155,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          155,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      155,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                       [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.7%

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      TYPE OF REPORTING PERSON*
12
      IA

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 893855106                13G                   PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON: David B. Heller
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SSN ###-##-####



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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States citizen

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                          SOLE VOTING POWER
                     5
     NUMBER OF            2,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          155,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          155,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      157,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                       [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.9%

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      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)  NAME OF ISSUER:

           Transport Holdings, Inc.

ITEM 1(B)  NAME OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           714 Main Street
           Fort Worth, TX  76102

ITEM 2(A)  NAME OF PERSON FILING:

           Advisory Research, Inc.
           David B. Heller

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           ------------------------------------------------------------

           Two Prudential Plaza
           180 N. Stetson, Suite 5780
           Chicago, Illinois  60601

ITEM 2(C)  CITIZENSHIP

           Advisory Research, Inc. is a Delaware corporation.
           David B. Heller is a United States citizen.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value per share.

ITEM 2(E)  CUSIP NO.:

           893855106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
           ------------------------------------------------------------------

           (a) [_]  Broker or Dealer registered under Section 15 of the Act

           (b) [_]  Bank as defined in Section 3(a)(6) of the Act

           (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Act

           (d) [_] Investment Company registered under Section 8 of the Investment Company Act. (Advisory Research, Inc.)

                               Page 4 of 8 Pages
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           (e) [X]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940

           (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

           (g) [_] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4  OWNERSHIP:
        ---------

           (a)  Amount Beneficially Owned:

                Advisory Research, Inc.        155,000
                David B. Heller                157,000

           (b)  Percent of Class:

                Advisory Research, Inc.        9.7%
                David B. Heller                9.9%

           (c)  Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:

                     David B. Heller             2,000

               (ii)  Shared power to vote or to direct the vote:

                     Advisory Research, Inc.   155,000
                     David B. Heller           155,000

              (iii)  Sole power to dispose or to direct the disposition of:

                     David B. Heller             2,000

               (iv)  Shared power to dispose or to direct the disposition of:

                     Advisory Research, Inc.   155,000
                     David B. Heller           155,000

           As of December 31, 1995, Advisory Research, Inc. directly beneficially owned 155,000 shares of Transport

                               Page 5 of 8 Pages

           Holdings common stock. David B. Heller is the President and sole shareholder of Advisory Research, Inc. As a result of such relationship, Mr. Heller may be deemed, solely for purposes of calculating beneficial ownership with respect to Section 13(d) of the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, to indirectly beneficially own the 155,000 shares directly beneficially owned by Advisory Research, Inc.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
        ----------------------------------------------------------------

           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
        ----------------------------------------------------------------------

           Not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
        ----------------------------------------------------------

           Not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP:
        ------------------------------

           Not applicable.

ITEM 10  CERTIFICATION:
         -------------

           By certifying below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 6 of 8 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 1996

                                 ADVISORY RESEARCH, INC.

                                     /s/ David B. Heller
                                 By: ________________________________
                                     Name:  David B. Heller
                                     Its:   President

                               Page 7 of 8 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 1996


                                          /s/ David B. Heller
                                      By: _______________________________
                                          David B. Heller

                               Page 8 of 8 Pages
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                                    EXHIBIT
                                    -------

                      SCHEDULE 13G JOINT FILING AGREEMENT

          The undersigned and each other person executing this joint filing agreement agree as follows:

          (i) The undersigned and each other person executing this joint filing agreement are individually eligible to use the Schedule 13G to which this
Exhibit is attached, and such Schedule 13G is filed on behalf of the undersigned and each other person executing this joint filing agreement; and

          (ii) The undersigned and each other person executing this joint filing agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this joint filing agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

          This Agreement may be executed in one or more counterparts by each person executing this joint filing agreement, and each such counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument.

Dated:  January 29, 1996

                                        ADVISORY RESEARCH, INC.

                                            /s/ David B. Heller
                                        By: _______________________________
                                            Name:  David B. Heller
                                            Its:   President



                                            /s/ David B. Heller
                                            _______________________________
                                            David B. Heller